SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33578

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 26, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on August 20, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

**Causeway ETMF Trust [File No. 811-23294]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 13, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $40,272 incurred in connection with the liquidation were paid by applicant's investment adviser. Applicant also has retained $37,826 for the purpose of paying certain outstanding liabilities.

Filing Dates: The application was filed on June 19, 2019, and amended on July 11, 2019.

Applicant's Address: 11111 Santa Monica Boulevard, c/o Causeway Capital Management LLC, 15th Floor, Los Angeles, California 90025.

**Cohen & Steers Institutional Global Realty Shares, Inc. [File No. 811-21902]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Cohen & Steers Global Realty Shares, Inc., and on March 20, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $239,751 incurred in connection with the reorganization were paid by the applicant and the acquiring fund.

Filing Dates: The application was filed on March 27, 2019, and amended on July 2, 2019 and July 12, 2019.

Applicant's Address: 280 Park Avenue, 10th Floor, New York, NY 10017.

**Dreyfus Manager Fund I [File No. 811-21386]**

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 27, 2017, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $5,500 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on June 10, 2019, and amended on July 8, 2019.

Applicant's Address: c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

**Dreyfus TMT Opportunities Fund, Inc. [File No. 811-22996]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date:  The application was filed on June 28, 2019.

Applicant's Address:  c/o BNY Mellon Investment Adviser, Inc., 240 Greenwich Street, New York, New York 10286.

**Eaton Vance Municipal Bond Fund Massachusetts Merger Subsidiary, LLC [File No. 811-23398]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund, and on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $31,640 incurred in connection with the reorganization were paid by Eaton Vance Massachusetts Municipal Bond Fund, which merged into applicant prior to the applicant's merger with Eaton Vance Municipal Bond Fund.

Filing Date:  The application was filed May 16, 2019.

Applicant's Address:  Two International Place, Boston, Massachusetts 02110.

**Managed Duration Investment Grade Municipal Fund [File No. 811-21359]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On August 6, 2018, September 21, 2018 and September 24, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $166,255 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $6,073.30 for the purpose of paying certain shareholders unsurrendered shares in connection with the liquidation.

Filing Dates:  The application was filed April 30, 2019, and amended on June 27, 2019.

Applicant's Address:  200 Park Avenue, 7th Floor, New York, New York 10166.

**Mandatory Exchangeable Trust [File No. 811-23158]**

Summary:  Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On June 3, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $3,250 incurred in connection with the liquidation were paid by West Raptor Holdings, LLC.

Filing Dates:  The application was filed June 18, 2019, and amended on July 11, 2019.

Applicant's Address:  c/o Donald J. Puglisi, Managing Trustee, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                Eduardo A. Aleman
                                Deputy Secretary